FIRST AMENDMENT TO

INVESTMENT SUBADVISORY AGREEMENT

This FIRST AMENDMENT is made as of November 28, 2018 by and among GREEN CENTURY CAPITAL MANAGEMENT, INC., a Massachusetts corporation (the “Adviser”), TRILLIUM ASSET MANAGEMENT LLC, a Massachusetts limited liability company (the “Subadviser”), and GREEN CENTURY FUNDS, a Massachusetts business trust (the “Trust”) on behalf of the Green Century Balanced Fund.

W I T N E S S E T H:

WHEREAS, the Adviser, the Subadviser, and the Trust are parties to that certain Investment Subadvisory Agreement, dated as of November 28, 2005 and as further amended from time to time (the “Agreement”); and

WHEREAS, the Adviser, the Subadviser, and the Trust wish to amend the Agreement in order to reflect a reduction in the compensation payable to the Subadviser provided thereunder with respect to the Green Century Balanced Fund (the “Balanced Fund”);

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Adviser, the Subadviser and the Trust do hereby agree as follows:

SECTION 1. Definitions. Capitalized terms used in this Amendment without definition shall have the respective meanings assigned to them in the Agreement.

SECTION 2. Amendment. Section 4 of the Agreement is hereby amended by deleting the first paragraph in such Section 4 thereof in its entirety, and substituting therefore the following:

4. Compensation. The Adviser agrees to pay the Subadviser as full compensation for the services to be rendered and expenses to be borne by the Subadviser a fee equal on an annual basis to 0.40% of the value of the average daily net assets of the Fund up to $30 million, 0.35% of the value of the average daily net assets of the Fund in excess of $30 million up to $250 million, and 0.30% of the value of the average daily net assets of the Fund in excess of $250 million. Such fee shall be accrued daily and payable following the end of each quarter.

SECTION 3. Miscellaneous. This Amendment shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts. Except as specifically amended by this Amendment, the Agreement shall remain in full force and effect. This Amendment is limited specifically to the matters set forth herein and does not constitute directly or by implication an amendment or waiver of any other provision of the Agreement. The headings of the sections of this Amendment are inserted for convenience of reference only and shall not be deemed a part hereof. A Declaration of Trust of the Trust is on file with the Secretary of the Commonwealth of Massachusetts. Pursuant to the Trust’s Declaration of Trust, the obligations of this Agreement are not binding upon any of the Trustees or shareholders of the Balanced Fund personally, but bind only the property of the Balanced Fund.

IN WITNESS WHEREOF, the undersigned have duly executed this Amendment as of the day and year first above written.

GREEN CENTURY CAPITAL MANAGEMENT, INC.

By:	/s/ Leslie Samuelrich
Leslie Samuelrich
President

TRILLIUM ASSET MANAGEMENT LLC

By:	/s/ Matthew Patsky
Matthew Patsky
CEO

GREEN CENTURY FUNDS, ON BEHALF OF THE GREEN CENTURY BALANCED FUND

By:	/s/ John R. Nolan
John R. Nolan
President